

June 12, 2012

<u>Via E-mail</u>
Larry A. Mizel
Chief Executive Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

> **RE:** **M.D.C. Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 2, 2012**
> **File No 1-08951**

Dear Mr. Mizel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Critical Accounting estimates and Policies, page 28</u>

<u>Homebuilding Inventory Valuation, page 28</u>

1. In future filings, please enhance your disclosures to provide the following additional information:

    - Please disclose the total number of lots and subdivisions and the corresponding carrying value tested for possible impairment by reportable segment for each period presented. Please also disclose the number of lots and subdivisions impaired along with the carrying value prior to impairment and the estimated fair value by reportable segment for each period presented. This disclosure will allow investors to more easily understand the impact of the critical estimates being made that are materially impacting your consolidated financial statements.

- Please disclose the carrying value of the unsold started homes by reportable segment and/or state. In this regard, you note that these units yield lower margins than homes sold as dirt starts. As such, it would appear as though these homes are more susceptible to an impairment charge.
- Please disclose the carrying value and the number of units that have an aging of two or more years. To the extent that the aggregate carrying value is material to total equity, please provide a comprehensive explanation as to how you determined that the carrying values are recoverable along with the material factors that could lead to a material impairment charge.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges. Please provide us with the disclosures you would have provided in the fiscal year 2011 Form 10-K in response to this comment.

Warranty Reserves, page 30

2. We note the significant adjustments that you have made to your warranty accrual during each period presented. Please provide a more comprehensive discussion of the material, company-specific factors that led to the significant decline in the reserve, which positively impacted your operating results. Please provide us with the disclosure you would have provided in the fiscal year 2011 Form 10-K in response to this comment. As part of your response, please also address the increased gross warranty payments during the first quarter of fiscal year 2012 and the impact that had on your consideration for the warranty additions during the corresponding period.

Mortgage Loan Loss Reserves, page 34

3. In future filings, please provide a more comprehensive understanding as to why the settlement with Bank of America during fiscal year 2011 resulted in a significant decrease in your mortgage loan loss reserves for any other mortgage loans sold that were not covered by the settlement. For example, please disclose any significant policy changes your operations have undergone that would reduce your risk of repurchase and indemnity claims from third-party purchasers of your mortgage loans.

Results of Operations, page 35

4. In future filings, please provide a discussion and analysis of a profit margin that is calculated using measures prepared in accordance with US GAAP prior to your discussion and analysis of home gross margin excluding warranty and interest, a non-GAAP measure. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

5. In future filings, please provide a more comprehensive discussion and analysis for your impairment charge, as the amount recognized impacted loss from operations by 19%. In

> this regard, you note that most of the assets impaired were acquired during fiscal year 2010, and the impairment was the result of lower than anticipated home sales prices. Please expand upon this explanation to explain the specific factors that cause home sales prices to decline below your expectations within one year of acquisition.

6. Please expand upon your homebuilding operating activities tables for orders for homes, net, homes closed, and backlog to disclose the value and the average selling price in addition to the number of units to allow investors to more easily identify trends in these three metrics by reportable segment, by state that impacted revenues recognized or may impact revenues in the future. In this regard, we note that the markets in the various states in which you operate produce varying selling prices and margins.

7. Please disclose the cancellation rate by state by reportable segment for each period presented in future filings. In this regard, please refer to your disaggregated disclosures provided in the first quarter of fiscal year 2012 Form 10-Q.

Signatures, page 84

8. In future filings, please arrange for your principal financial officer and principal accounting officer to sign the filing in their individual capacities.

15. Fair Value of Financial Instruments, page F-37

9. In future filings, please provide the disclosures required by ASC 820-10-50-1 – 50-7 in a tabular presentation, as required by ASC 820-10-50-8. Please refer to ASC 820-10-55-60 – 55-64 for guidance.

16. Supplemental Guarantor Information, page F-40

10. We note MDC, the parent company, recognized no revenues during the three fiscal years presented. However, MDC, the parent company, did recognize positive operating cash flows for fiscal years 2010 and 2009. It does not appear as the positive operating cash flows are subsidiary dividends, as there are not corresponding outflows in the financing sections for the subsidiary columns. We further note that MDC, the parent company, recognized a material amount of home sales and other receivables as of December 31, 2011, December 31, 2010, December 31, 2009, and December 31, 2008. Please provide us with a reconciliation for net (loss)/income and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal years 2011 - 2009 and for the three-months ended March 31, 2012. Please also provide us with an explanation for the home sales and other receivables balances as of each of the dates noted.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

17. Supplemental Guarantor Information, page 15

11. In future filings, please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

12. We note that cancellation rates improved in every market, except for Virginia. In future filings, please provide a discussion and analysis of the cancellations rates, considering the significant impact on your operating results.

Definitive Proxy Statement on Schedule 14A

2012 Proxy Summary, page ii

Executive Compensation, page ii

13. We note your disclosure on page iv where you disclose, among other things, the CEO's and COO's Total Realized Compensation for the last three fiscal years. Since the concept of "Total Realized Compensation" is not defined by SEC rules and regulations, in future filings and to the extent applicable, please inform your shareholders that the Total Realized Compensation has been subjectively determined, relocate your reconciliation disclosure from page 57 to page iv and include it as a footnote to the tabular presentation, and include requisite quantitative disclosure showing how you arrived at the Total Realized Compensation amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Smith, at (202) 551-3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief